September 9, 2005	Amy E. Paye
amy.paye@hellerehrman.com
Main +1.650.324.7000
Fax +1.650.324.0638

06265.0055

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Adam Halper

Re:	@Road, Inc.
Form 10-Q/A for the quarter ended March 31, 2005
File No. 0-31511

Dear Mr. Halper:

We are in receipt of the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 8, 2005 (the “SEC Comment Letter”) regarding the above referenced Form 10-Q/A for the quarter ended March 31, 2005 (the “Form 10-Q/A”) of @Road, Inc. (“@Road” or the “Company”).  Further to our conversation on September 8, 2005, we are delivering this letter to you to supplementally respond to the comments set forth in the SEC Comment Letter.  The numbered responses set forth below contain the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.  The Company’s responses are set forth in bold type.

Form 10-Q/A for quarter ended March 31, 2005

Controls and Procedures, page 3

1.             We refer you to comment 5 of our letter dated June 1, 2005.  Please expand your disclosure concerning your disclosure controls and procedures to discuss the specific factors that influenced the determination that despite your identified material weakness in internal controls over financial reporting, your disclosure controls and procedures were effective as of March 31, 2005.

The Company respectfully submits that, as previously disclosed in the Form 10-Q/A, the Company considered a number of factors in determining that its disclosure controls and procedures were effective as of March 31, 2005 notwithstanding the material weakness in internal control over financial reporting that is described in detail in the Form 10-Q/A.  In evaluating these factors, the Company considered the primary purpose of its disclosure controls and procedures:  to ensure that both material non-financial information as well as financial information required to be disclosed by the Company in its reports filed or submitted under the Securities Exchange Act of 1934, as amended,  is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.   Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  With respect to the material weakness in internal control over financial reporting, the Company considered how the material weakness came to the attention of the Company, how the

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Company responded and its impact, if any, on the Company’s reports previously filed or submitted under the Exchange Act.

For example, the Company considered the fact that the material weakness and the related revisions to the accounting treatment were identified during the Company’s quarter-end close process and communicated to the Company’s disclosure committee, its principal executive and financial officers and the Audit Committee during the ordinary course of the preparation of the public disclosures of the Company’s first quarter financial results and specifically, prior to any report that was filed with or submitted to the Commission.  Furthermore, the Company considered the fact that these recipients then reviewed and processed the information about the material weakness and collaborated with the Company’s finance department to evaluate the data further.   Moreover, the Company considered the fact that its previously filed and submitted reports, including filed financial statements, would not be impacted by or require revision or restatement as a result of the revisions to the accounting treatment arising from the material weakness because the revisions to the accounting treatment were made within the time period specified by the Commission’s rules and forms.

Based on its evaluation, the Company determined that its disclosure controls and procedures were effective as of March 31, 2005 in enabling the Company to identify the material non-financial and financial information required to be disclosed by the Company in its reports filed or submitted under the Exchange Act.

If in future reports, the Company were to conclude that it had a material weakness in its internal control over financial reporting, the Company agrees to disclose in such reports filed with the Commission a more detailed explanation of the facts that the Company considered in determining the effectiveness of its disclosure controls and procedures.

Exhibits

2.             We note you have not filed exhibits pursuant to Item 601(b)(32) of Regulation S-K with your amended Form 10-Q. Please revise.

The Company respectfully submits that the Company did not file financial statements with the Form 10-Q/A and, as a result, the Company does not believe that it is required to file the exhibits pursuant to Item 601(b)(32) of Regulation S-K with the Form 10-Q/A.

Any comments or questions with respect to the Company’s response to the SEC Comment Letter contained herein should be directed to my attention by phone at (650) 233-8467 or by fax at (650) 324-0638.

Very truly yours,

/s/ Amy E. Paye

cc:	Mark B. Weeks (Heller Ehrman LLP)
Kristen D. Kercher (Heller Ehrman LLP)
James D. Fay (@Road, Inc.)
Jeffrey Li (@Road, Inc.)